January 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Larry Spirgel

Assistant Director

Re:                             Request to Withdraw Acceleration Request of IntelePeer, Inc.

Registration Statement on Form S-1 (File No. 333-174080)

Ladies and Gentlemen:

The Company hereby withdraws the Company’s prior request dated as of January 23, 2012 to accelerate the effective date of the above-referenced Registration Statement.  If you should have any questions, please contact Peter Astiz of DLA Piper LLP (US), counsel to the Registrant, at (650) 833-2036 or by facsimile at (650) 687-1159.  Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours,

IntelePeer, Inc.

By:	/s/ Andre Simone
Andre Simone
Chief Financial Officer